October 25, 2012

Via EDGAR

Ms. Suzanne Hayes
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:    BOK Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for Quarterly Period Ended March 31, 2012
Filed May 8, 2012
Form 10-Q for Quarterly Period Ended June 30, 2012
Filed August 7, 2012
File No. 000-19341

Dear Ms. Hayes:
We would like to update information provided to you in our letter dated September 28, 2012 in response to comments received from the Securities and Exchange Commission staff in a letter dated August 20, 2012.
Staff comment No. 18 requested that we address the following:

•
Explain why the refund of this settlement will increase third quarter net charge-offs. In this regard, clarify whether the settlement was recorded as a recovery of amounts previously charged-off during a prior period and that during the third quarter the refund will be shown as a negative recovery.

We initially responded:
On and off-balance sheet credit losses are discussed on a combined basis since they are typically interdependent. Off-balance sheet credit losses normally become on-balance sheet when the loan commitment or letter of credit is funded. Charge-offs against the allowance for loan losses occur later once collection efforts are completed. Our comment that the refund of this settlement will increase third quarter charge-offs was not intended to specify accounting for the refund. It was only intended to inform that in total, net credit losses would be higher. We believe this to be meaningful information considering the decreasing trend of net charge-offs. We expect that the refund of this settlement amount will be charged against the accrual for off-balance sheet credit losses when paid in the third quarter of 2012. However, we are currently discussing this presentation with the OCC accounting staff and have not reached a conclusion.
Our updated response is:
On and off-balance sheet credit losses are discussed on a combined basis since they are typically interdependent. Off-balance sheet credit losses normally become on-balance sheet when the loan commitment or letter of credit is funded. Charge-offs against the allowance for loan losses occur later once collection efforts are completed. Our comment that the refund of this settlement will increase third quarter charge-offs was not intended to specify accounting for the refund. It was only intended to inform that in total, net credit losses would be higher. We believe this to be meaningful information considering the decreasing trend of net charge-offs. After consultation with the OCC accounting staff, this settlement amount will be charged against the allowance for loan losses when paid in the third quarter of 2012 and will be shown as a negative recovery.

All of our other responses to the staff's comments remain unchanged.

Please call me at 918-588-6319 or John Morrow at 918-588-8673 if we can be of further assistance.

Sincerely,
BOK Financial Corporation
/s/ Steven E. Nell
Steven E. Nell
Executive Vice President and Chief Financial Officer

Cc:    John Morrow, BOK Financial Corporation
Tamara Wagman, Fredric Dorwart, Lawyers
Ernst & Young, LLP